

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

May 4, 2010

*By U.S. Mail and Facsimile to: (570) 752-4022*

J. Gerald Bazewicz
President and Chief Executive Officer
First Keystone Corporation
111 West Front Street
Berwick, PA  18603

> **Re:    First Keystone Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **File No. 000-21344**

Dear Mr. Bazewicz:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1A.  Risk Factors

The Corporation is Subject to Lending Risk, page 9

1.      We note your disclosure that 60.5% of your loan portfolio consisted of
        commercial and industrial, construction and commercial real estate loans and that
        the deterioration of one or a few of these loans could cause a significant increase
        in non-performing loans. We further note in Table 6 on page 24 that
        approximately 51% of total loans at December 31, 2009, were commercial,
        financial, and agricultural loans secured by real estate.  Given the recent increase
        in your non-performing loans, most of which appears to relate to specifically
        impaired loans, please tell us and revise future filings to provide an enhanced
        discussion of your commercial and industrial, construction and commercial real
        estate loan portfolio including the following:

        a.  A broad discussion of lending activity in these loan portfolios, including
            general information about the borrowers and any risk concentrations
            (geographical, industries, etc.).

        b.  Types of underlying collateral and your process for valuing the collateral.

        c.  General information on the five largest loans in this portfolio including the
            following:

            •   Total amount of loans at origination and current lending commitment;

            •   Total outstanding balance on these loans at December 31, 2009;

            •   Whether the loans are performing, and if not, the allowance for loan losses
                associated with the loan(s), as applicable;

            •   The underlying collateral supporting the loans; and

            •   The last appraisal obtained for the collateral supporting the loans, as
                applicable.

        d.  For the largest loan in your total loan portfolio provide the same general
            information as noted above.

Item 5.  Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Equity Compensation Plan Information

2.      In future filings, please provide the information required by Item 201(d) of Regulation S-K under Item 12 of Form 10-K rather than Item 5.  See Regulation S-K Compliance and Disclosure Interpretation 106.01 for additional information. Also, please note that you may not incorporate Part II information by reference to your proxy statement.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

Loans, page 23

3.      Please disclose in future filings the information required by Item III.B of Industry Guide 3, Maturities and Sensitivities of Loans to Changes in Interest Rates.

Non-Performing Assets, page 27

4.      We note the continued deterioration in the credit quality of your loan portfolio in 2009, which has resulted in your ratio of nonperforming assets to total loans and other real estate owned increasing significantly from 0.43% at December 31, 2008 to 0.84% at December 31, 2009.  Based on disclosures in your Form 10-K, it appears that the commercial and residential real estate loans represent a majority of your nonperforming loans.  Given the significance of your nonperforming loans balance, please tell us and revise your future filings to address the following:

   a.  Discuss whether the increase in nonperforming loans relates to a few large credit relationships or several small credit relationships or both and disclose nonperforming loans by loan category in your Table 10.

   b.  If a few large credit relationships make up the majority of your nonperforming loans, discuss those relationships in detail, including:

      • General information about the borrower (i.e. commercial or residential land developer, commercial business, etc.);

      • The type of collateral securing the loan;

- The amount of total credit exposure outstanding;

- The amount of the allowance allocated to the credit relationship; and

- Provide additional information supporting the allowance for loan loss for each credit.

c.  Consider disclosing delinquency information on your portfolio and how the specific change in delinquencies impacts your calculation of the allowance for loan losses.

Notes to Consolidated Financial Statements

Note 24 – Loss Due to Defalcation, page 72

5.      We note the disclosure on page 72 that your internal investigation discovered a defalcation by an employee in the amount of $850,000.  Please tell us how you considered this defalcation in your determination that internal controls over financial reporting were effective at December 31, 2009.  In your response please tell us the specific factors you considered when reaching this conclusion.

Item 9A.  Controls and Procedures

6.      You state that your disclosure controls and procedures are effective "in timely alerting [your chief executive officer and chief financial officer] to material information relating to [you] required to be disclosed in [your] periodic SEC filings."  However, that standard is not what is called for by the definition of disclosure controls and procedures contained in Rule 13a-5(e).  Please amend your form 10-K to comply with the disclosure requirements of Item 307 of Regulation S-K and Rule 13a-5.

Item 11.  Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 16

7.      We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Cash Bonuses, page 18

8.      We note that the incentive pool allocation described on page 19 does not match the allocation in the Management Incentive Compensation plan itself.  Please advise.

Summary Compensation Table, page 23

9.      The amount shown for option awards should be the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.  See Item 402(n) of Regulation S-K.  Please provide us with a revised summary compensation table and indicate that you will compute these amounts in accordance with FASB ASC Topic 718 in the future.

Signatures

10.     Tell us if your principal accounting officer or controller has signed the Form 10-K.  Confirm that the signature pages in future filings will indicate that your principal executive officer, principal financial officer and principal accounting officer (or controller) have signed.

Exhibits 31.1 and 31.2

11.     We note that your certifications included as Exhibits 31.1 and 31.2 to your Form 10-K contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K.  In future filings, ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lindsay Bryan, Staff Accountant, at (202) 551-3417, or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3698 with any other questions.

Sincerely,


Mark Webb
Legal Branch Chief